SECOND ASSET PURCHASE AGREEMENT

THIS SECOND ASSET PURCHASE AGREEMENT (this “Agreement”) is made and entered into this 16th day of February , 2012, but effective as of January 1, 2012, by and among MORGAN RV PARK MANAGEMENT, LLC, a Delaware limited liability company (“Morgan”), IDEAL COTTAGE SALES LLC, a New York limited liability company (“Ideal” and, together with Morgan, “Sellers”), ROBERT C. MORGAN and ROBERT MOSER (collectively, the “Principals”) and SUN HOME SERVICES, INC., a Michigan corporation (“Purchaser”).

Recitals:

A. Sellers own the Assets (as defined below).

B. The Principals are the sole members of Sellers.

C. Sellers desire to sell to Purchaser, and Purchaser desires to purchase from Sellers, the Assets, on the terms and subject to the conditions set forth in this Agreement.

Covenants:

           NOW, THEREFORE, for and in consideration of the premises, and the mutual promises hereinafter set forth, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

1. DEFINITIONS AND INTERPRETATIONS.

1.01 Interpretation.

(a) Each definition in this Agreement includes the singular and the plural, and references to any gender include the other genders where appropriate.

(b) The word “including” means “including but not limited to.”  The word “or” is not exclusive.  The headings to the Articles and Sections are for convenience of reference and shall not affect the meaning or interpretation of this Agreement.

(c) References to Articles, Sections and Exhibits mean the Articles, Sections and Exhibits of this Agreement.  The Exhibits are incorporated by reference into and shall be deemed a part of this Agreement.

1.02 Partial Invalidity.  Each provision of this Agreement shall be interpreted so as to render it valid and enforceable under applicable Law and severable from the remainder of this Agreement.  A finding that any provision is invalid or unenforceable in any jurisdiction shall not affect the validity or enforceability of any other provision or the validity or enforceability of such provision under the laws of any other jurisdiction.

1.03 Definitions of Certain Terms.  In addition to the terms defined herein, for the purposes of this Agreement:

“Affiliate” means, with respect to any Person, any family member of such Person and any Person that controls, is controlled by, or is under common control with such Person. For purposes of this definition, a Person shall be deemed to “control” another Person if such Person directly or indirectly has the power to direct or cause the direction of the management and policies of such other Person, whether through holding beneficial ownership interests in such other Person, through contracts or otherwise.

“Assets” means the manufactured homes and other vehicles set forth on the attached Exhibit A.

“Code” means the Internal Revenue Code of 1986, as amended

“Law” means any law, statute, rule, regulation, ordinance and other pronouncements having the effect of law of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision or of any governmental authority.

“Lien” means any mortgage, pledge, lien, charge, security interest, claim or other encumbrance, except (a) liens for current taxes and assessments not yet due and payable, (b) liens imposed by Law and incurred in the ordinary course of business for obligations not yet due to carriers, warehousemen, laborers or materialmen, and (c) liens in respect of pledges or deposits under workers’ compensation laws.

“Person” means an individual, corporation, partnership, limited liability company, association, trust, joint venture, unincorporated organization, other entity or group, or a government or governmental agency.

“Related Agreements” means each of the following agreements, as each may be amended from time to time (a) that certain Master CNN Real Estate Purchase Agreement made and entered into as of November 9, 2011, by and among SCOLP and the Principals, (b) that certain Master BGT Real Estate Purchase Agreement made and entered into as of November 9, 2011, by and among SCOLP and the Principals, (c) that certain Agreement of Sale between Club Naples RV Resort LLC and SCOLP, dated November 16, 2011, (d) that certain Agreement of Sale between Kountree RV Resort LLC and SCOLP, dated November 16, 2011, (e) that certain Agreement of Sale between North Lake RV Resort LLC and SCOLP, dated November 16, 2011, (f) that certain Agreement of Sale among Blue Berry Hill RV LLC, Blue Berry Hill RV SPE LLC and SCOLP, dated November 16, 2011, (g) that certain Agreement of Sale between Three Lakes RV Park, LLC and SCOLP, dated November 16, 2011, (h) that certain Agreement of Sale between Grand Lake RV and Golf Resort LLC and SCOLP, dated November 16, 2011, and (i) two separate Non-Compete Agreements between SCOLP and Principals, dated November 29, 2011.

“SCOLP” means Sun Communities Operating Limited Partnership, a Michigan limited partnership.

“UCC” means the Uniform Commercial Code, as amended from time to time, as in effect in any specified jurisdiction.

2. PURCHASE AND SALE OF ASSETS.

2.01 Purchase and Sale.  Effective as of the Closing Date, Sellers hereby transfer, sell and assign to Purchaser, and Purchaser purchases from Sellers, free and clear of any and all Liens, all of the Sellers’ right, title and interest in, to and under the Assets.

2.02 Excluded Assets. Any provision of this Agreement to the contrary notwithstanding, no assets of the Sellers other than the Assets are being sold by Sellers to Purchaser, or purchased by Purchaser from Sellers, pursuant to this Agreement.

2.03 No Assumed Liabilities.  Purchaser is not assuming, shall not assume and shall not be liable for any debts, liabilities or obligations of Sellers, regardless of the type or nature of such debts, liabilities and obligations.

3. PURCHASE PRICE:

3.01 Purchase Price.  The total purchase price payable by the Purchaser to Sellers as consideration for the Assets is Two Hundred Forty Seven Thousand Four Hundred Eight Five Dollars and Sixty Five Cents ($247,485.65) plus interest on that amount in an amount equal to five (5%) per annum for the time period between January 1, 2012 and the Closing Date (the “Purchase Price”).

3.02 Payment; Pay-Off Debt.  For and in consideration of the Assets, Purchaser shall deliver the Purchase Price to Sellers by wire transfer of immediately available funds at the Closing.  Sellers authorize and direct Purchaser to deliver such portion of the Purchase Price as is necessary to satisfy in full all indebtedness of Sellers secured by or related to the Assets (collectively, the “Debt”) as of the Closing Date, including but not limited to the indebtedness owed to GE Capital and John Deere Financial secured by the Assets.  All such satisfactions will be made pursuant to payoff letters, invoices or termination agreements delivered by Sellers to Purchaser in form and substance reasonably satisfactory to Purchaser.

3.03 Allocation of Purchase Price. The Purchase Price shall be allocated among the Assets as follows:

Assets:	$247,486.65
Intangibles:	$0
Sellers, Principals and Purchaser acknowledge and agree that, for tax and financial reporting purposes, Purchaser and its Affiliates shall allocate the Purchase Price among personal property, real property and goodwill as determined by them (and their independent accountants) and Purchaser and its Affiliates shall not in any way be bound by the allocations set forth in this Agreement or Related Agreements.

4. CLOSING MATTERS.

4.01 Closing and Closing Date.  The Closing of the purchase and sale of the Assets (the “Closing”) shall be held on the date of this Agreement (the “Closing Date”) and concurrently with the execution and delivery of this Agreement.

4.02 Actions and Deliveries at Closing.  At the Closing, the parties shall take the following actions and make the following deliveries:

(a) The Purchaser shall deliver the Purchase Price to Sellers in cash, less any portion thereof used to payoff the Debt.

(b) Sellers shall deliver to Purchaser payoff letters and/or termination agreements with respect to the payment in full of the Debt and the release and termination of all Liens securing such Debt, in form and substance reasonably satisfactory to Purchaser.

(c) Sellers shall (i) deliver the Assets to Purchaser, free and clear of all Liens, and (ii) execute and deliver to Purchaser a Warranty Bill of Sale (as to title only) relating to the Assets on a form acceptable to Purchaser.

(d) Sellers, at Sellers’ expense, shall deliver to Purchaser the statutory or other evidence of title to each manufactured home and vehicle included within the Assets in a form suitable for presentation to the appropriate public agency or officer for filing sufficient to protect the right, title and interest of Purchaser in and to such manufactured home or vehicle.

(e) The parties shall execute and deliver any and all other documents and instruments contemplated by this Agreement to be delivered at the Closing.

All documents described in this Section 4.02 and executed and delivered at the Closing shall be collectively referred to as the “Ancillary Agreements.”

5. REPRESENTATIONS AND WARRANTIES OF THE SELLERS AND THE PRINCIPALS.

Sellers and each Principal, jointly and severally, hereby represent and warrant to Purchaser as of the date hereof the following with the understanding that each of the representations and warranties are material and have been relied on by Purchaser in connection herewith:

5.01 Authority, Enforceability and Capacity.  This Agreement and the Ancillary Agreements have been duly executed and delivered by Sellers and each Principal and (assuming due authorization, execution and delivery by the other parties thereto) this Agreement and  the Ancillary Agreements constitute, the legal, valid and binding obligations of Sellers and each Principal, enforceable against each of them in accordance with their respective terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at Law) (the “Enforceability Exceptions”).  Each of Sellers and Principals has the requisite legal capacity to execute and deliver this Agreement and the Ancillary Agreements to which it or he is a party, to consummate the transactions contemplated by this Agreement and such Ancillary Agreements and to perform its or his obligations under this Agreement and such Ancillary Agreements. This Agreement and all of the Ancillary Agreements to which Sellers are or will become a party, and the consummation of the transactions contemplated by this Agreement and such Ancillary Agreements, have been duly authorized and approved by all necessary and proper limited liability company action on the part of Sellers and their members and managers, and no other proceedings on the part of Sellers are necessary to authorize this Agreement or the Ancillary Agreements or the performance of Sellers’ obligations under this Agreement or the Ancillary Agreements, or to consummate the transactions contemplated by this Agreement or the Ancillary Agreements.

5.02 Organization and Good Standing.  Each of the Sellers is a limited liability company duly organized, validly existing, and in good standing under the laws of the state of its organization, and has all requisite limited liability company power and authority to carry on its business as currently being conducted.

5.03 No Conflict.  The execution, delivery and performance by Sellers and each Principal of this Agreement and each Ancillary Agreement, and the performance of their respective obligations under them, do not and will not: (a) contravene any provision of the Articles of Organization, operating agreement or other organizational or governing document of Sellers; (b) violate or conflict with any Law, decree, writ, injunction, judgment or order of any governmental authority or of any arbitration award which is either applicable to, binding upon or enforceable against Sellers, any Principal, or any portion of the Assets; (c) conflict with, result in any breach of, or constitute a default (or an event which would, with the passage of time or the giving of notice or both, constitute a default) under, or give rise to a right of payment under or the right to terminate, amend, modify, abandon or accelerate, any contract or agreement which is applicable to, binding upon or enforceable against Sellers or any Principal; (d) result in or require the creation or imposition of any Lien upon or with respect to any portion of the Assets; or (e) require the consent, approval, authorization or permit of, or filing with or notification to, any governmental authority, any court or tribunal or any other Person.

5.04 Proceedings; Solvency.  There is no claim, action, suit or other legal or administrative proceeding or governmental investigation (“Proceeding”) pending or affecting, threatened against Sellers or any Principal at law or in equity, before or by any governmental authority or by any other Person and, no basis exists for any such Proceeding, that could reasonably be expected to have an adverse effect on the Assets.  There are no existing or threatened orders, judgments or decrees of any court or other governmental authority applicable to Sellers or any Principal that could reasonably be expected to have an adverse effect on the Assets. No Proceeding or dispute is pending or, to the knowledge of Sellers or any Principal, threatened or probable of assertion against Sellers or any Principal that seeks to restrain, prohibit, question or delay the consummation of the transactions contemplated by this Agreement. Sellers are solvent and are generally paying their debts as such become due and the execution and consummation of this Agreement will not render Sellers insolvent.  There are no Proceedings for reorganization, arrangement, liquidation or dissolution pending, or to the knowledge of Sellers or any Principal, threatened or contemplated under any federal, state or local law against Sellers.

5.05 Title.  Sellers have good and valid title to all of the Assets, free and clear of all Liens.  Upon consummation of the transactions contemplated by this Agreement, Purchaser will acquire valid and marketable title to the Assets, free and clear of all Liens.

5.06 Brokers.  Neither Seller, any Principal, nor any of their Affiliates has dealt with any brokers or finders or created or incurred any obligation for a commission, finder’s fee or similar remuneration in connection with this transaction.

6. REPRESENTATIONS OF PURCHASER.

Purchaser hereby represents and warrants to Sellers and the Principals as of the date hereof the following with the understanding that each of the representations and warranties are material and have been relied on by the Sellers and the Principals in connection herewith:

6.01 Authority, Enforceability and Capacity.  This Agreement and the Ancillary Agreements have been duly executed and delivered by Purchaser and (assuming due authorization, execution and delivery by the other parties thereto) this Agreement and  the Ancillary Agreements constitute, the legal, valid and binding obligations of Purchaser, enforceable against it in accordance with their respective terms, subject to the Enforceability Exceptions.  Purchaser has the requisite legal capacity to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to consummate the transactions contemplated by this Agreement and such Ancillary Agreements and to perform its obligations under this Agreement and such Ancillary Agreements. This Agreement and all of the Ancillary Agreements to which Purchaser is or will become a party, and the consummation of the transactions contemplated by this Agreement and such Ancillary Agreements, have been duly authorized and approved by all necessary and proper corporate action on the part of Purchaser and its board of directors, and no other proceedings on the part of Purchaser are necessary to authorize this Agreement or the Ancillary Agreements or the performance of Purchaser’s obligations under this Agreement or the Ancillary Agreements, or to consummate the transactions contemplated by this Agreement or the Ancillary Agreements.

6.02 Organization and Good Standing.  Purchaser is a corporation duly incorporated, validly existing, and in good standing under the laws of the State of Michigan, and has all requisite corporate power and authority to carry on its business as currently being conducted.

6.03 No Conflict.  The execution, delivery and performance by Purchaser of this Agreement and each Ancillary Agreement, and the performance of its obligations under them, do not and will not:  (a) contravene any provision of the articles of incorporation, bylaws or other organizational or governing document of Purchaser; (b) violate or conflict with any Law, decree, writ, injunction, judgment or order of any governmental authority or of any arbitration award which is either applicable to, binding upon or enforceable against Purchaser; or (d) require the consent, approval, authorization or permit of, or filing with or notification to, any governmental authority, any court or tribunal or any other Person.

6.04 Proceedings.  No Proceeding or dispute is pending or, to the knowledge of Purchaser, threatened against Purchaser that seeks to restrain, prohibit, question or delay the consummation of the transactions contemplated by this Agreement.

6.05 Brokers.  Purchaser has not dealt with any brokers or finders or created or incurred any obligation for a commission, finder’s fee or similar remuneration in connection with this transaction.

7. INDEMNIFICATION.

7.01 Indemnification by Sellers and Principals.  Sellers and each of the Principals agree, jointly and severally, to indemnify and hold harmless Purchaser and its successors, assigns, directors, officers, shareholders, employees, agents and representatives (collectively, the “Purchaser Indemnified Parties”), from and against any and all claims, penalties, damages, liabilities, actions, causes of action, costs and expenses (including attorneys’ fees and costs) arising out of, as a result of or as a consequence of any breach by Sellers or any Principal of any of their representations, warranties, agreements, covenants or obligations set forth herein or in any Ancillary Agreement.

7.02 Indemnification by Purchaser.  Purchaser agrees to indemnify, defend and hold harmless Sellers and each of the Principals from and against any and all claims, penalties, damages, liabilities, actions, causes of action, costs and expenses (including reasonable attorneys’ fees), arising out of, as a result of or as a consequence of any breach by Purchaser of any of its representations, warranties, agreements, covenants or obligations set forth herein or in any Ancillary Agreement.

7.03 Limitations.  The maximum amount which may be recovered by the Purchaser Indemnified Parties under this Section 7 shall be $100,000 and the Purchaser Indemnified Parties may not assert any claim hereunder unless and until all claims hereunder exceed an aggregate  minimum amount equal to $10,000.00 (the "Minimum Amount"), in which event recovery may be had with respect to all claims (and not just those above the Minimum Amount).  The limitations of this Section 7.03 shall not apply to claims involving fraud or material misrepresentation or claims arising from a breach of the representations and warranties set forth in Sections 5.01, 5.03, 5.05 and/or 5.06.

7.04 Remedies Not Exclusive. The parties shall be entitled to exercise and resort to all rights and remedies for misrepresentation or breach as are afforded to them, respectively, at law or in equity, including, without limitation, rescission, specific performance, action for damages, adjustment to the Purchase Price or such other remedies and relief as may be afforded to them under this Agreement or by a court of competent jurisdiction.  Neither the existence or exercise of any specific remedies is intended to be exclusive of or impair or otherwise adversely affect in any manner whatsoever any rights, remedies or relief otherwise available to any party and each and every right and remedy shall be cumulative and in addition to every other right and remedy provided in this Agreement or by Law.

8. MISCELLANEOUS.

8.01 Further Assurances.  Each party hereby agrees that it will, from time to time after the Closing Date when so reasonably requested by any other party, without further consideration, perform, execute, acknowledge or deliver or cause to be performed, executed, acknowledged or delivered, all such further acts, deeds, assignments, transfers, conveyances and assurances as may be required to carry out the provisions of this Agreement and make effective the transactions contemplated by this Agreement. Without limiting the foregoing, Seller agrees to make its employees and the employees of its Affiliates available to Purchaser when reasonably required after the Closing Date to assist Purchaser in obtaining missing documents, missing information, or to reconcile any balance dispute with any customer.

8.02 SURVIVAL AND BENEFIT.

(a) Except as otherwise expressly provided herein, each agreement, representation or warranty made in this Agreement by or on behalf of any party, or in any instruments delivered pursuant hereto or in connection herewith, shall survive the Closing Date and the consummation of the transaction provided for herein.

(b) The covenants, agreements and undertakings of each of the parties hereto are made solely for the benefit of, and may be relied on only by, the other parties hereto, their transferees and assigns, and are not made for the benefit of, nor may they be relied upon, by any other person whatsoever.

(c) This Agreement shall not be construed more strictly against one party than against the other, merely by virtue of the fact that it may have been prepared by counsel for one of the parties, it being recognized that each of the parties has contributed substantially and materially to the preparation of this Agreement.

8.03 Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by facsimile or registered or certified mail (postage prepaid, return receipt requested) to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8.03):

If to Sellers or any Principal:

Mr. Robert C. Morgan
Morgan RV Park Management
1170 Pittsford Victor Road
Pittsford, New York 14534

With a required copy to:

Mr. Richard Brovitz
Fix Spindelman Brovitz & Goldman
295 Woodcliff Drive
Suite 200
Fairport, New York 14450
Fax: (585) 641-2700

If to Purchaser:

Mr. Gary A. Shiffman
Sun Home Services, Inc.
27777 Franklin Road, Suite 200
Southfield, Michigan 48034
Fax: (248) 208-2645

With a required copy to:

Jaffe, Raitt, Heuer & Weiss, P.C.
27777 Franklin Road, Suite 2500
Southfield, Michigan 48034
Attn: Mr. Arthur A. Weiss
Fax: (248) 351-3082

8.04 Expenses.  Except as otherwise provided herein, each party shall pay its own fees and expenses incurred in connection with this Agreement and the Ancillary Agreements (including, without limitation, legal and accounting fees and expenses).

8.05 Entire Agreement.  This Agreement (together with the exhibits hereto) and the Ancillary Agreements constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof.  There is no statement, promise, agreement or obligation in existence which may conflict with the terms of this Agreement or which may modify, enlarge or invalidate this Agreement or any provision hereof.  None of the prior and/or contemporaneous negotiations, preliminary drafts, or prior versions of this Agreement leading up to its execution and not set forth herein shall be used by any of the parties to construe or affect the validity of this Agreement.

8.06 Amendment and Waiver.  This Agreement may not be amended or modified except by an instrument in writing signed by, or on behalf of, each of the parties. The parties agree that the failure to enforce any provision or obligation under this Agreement shall not constitute a waiver of or serve as a bar to the subsequent enforcement of such provision or obligation or any other provisions or obligations under this Agreement.

8.07 Assignment; Binding Effect.  No party shall have the right to assign its rights or obligations under this Agreement without the prior written consent of the other parties.  The terms hereof shall be binding upon and shall inure to the benefit of the parties hereto, their successors, transferees and permitted assigns.

8.08 Controlling Law. This Agreement shall be controlled, construed and enforced in accordance with the laws of the State of Michigan, without regard to conflicts of law principles.

8.09 Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.  Copies (whether photostatic, facsimile or otherwise) of this Agreement may be made and relied upon to the same extent as an original.

[Signatures on the Next Page]

IN WITNESS WHEREOF, the parties have executed this Second Asset Purchase Agreement as of the day and year first written above.

PURCHASER:

SUN HOME SERVICES, INC., a Michigancorporation

By:  /s/ Jonathan M. Colman
Name:  Jonathan M. Colman
Title:    Executive Vice President

SELLERS:

MORGAN RV PARK MANAGEMENT, LLC, a Delaware limited liability company

By:  /s/ Robert C. Morgan
Name:   Robert C. Morgan
Title:  Principal

IDEAL COTTAGE SALES LLC, a New York limited liability company

By:  /s/ Robert C. Morgan
Name:   Robert C. Morgan
Title:  authorized person

PRINCIPALS:

                         /s/Robert C. Morgan
                         ROBERT C. MORGAN

                        /s/Robert Moser
                         ROBERT MOSER